Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 19 DATED MAY 19, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Luxe JV LP

On May 13, 2021, we directly acquired ownership of a “majority-owned subsidiary”, Luxe JV LP (the “Luxe Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $7,670,000, which is the initial stated value of our equity interest in the Luxe Controlled Subsidiary (the “Luxe Controlled Subsidiary Investment”). The Luxe Controlled Subsidiary used the proceeds of the Luxe Controlled Subsidiary Investment to recapitalize a stabilized garden-style multifamily property totaling 300 units located at 1829 Crosstown Club Pl Tampa, FL 33619 (the “Luxe Property”). The Luxe Controlled Subsidiary Investment was funded with proceeds from our Offering.

The Luxe Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on the Luxe Property on January 31, 2019. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the Luxe Controlled Subsidiary Investment (the “Luxe Operative Agreements''), our consent is required for all major decisions regarding the Luxe Property. In addition, pursuant to the Luxe Operative Agreements we are entitled to receive an economic return of 8% on our Luxe Controlled Subsidiary Investment at sale or refinancing. While the Luxe Controlled Subsidiary Investment is outstanding, we will receive current payments on a monthly basis, which will be paid from operating cash flows. We will receive our pro rata share of operating cash flows based on our percentage ownership of the Luxe Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 1.50% of the Luxe Controlled Subsidiary Investment.

ALA assumed financing of $37,130,000 through a senior secured loan from Freddie Mac (the “Luxe Senior Loan”). The Luxe Senior Loan features a 10-year term and 7 years interest-only at a fixed rate of 4.66%. Aggregate with the Luxe Senior Loan, the Luxe Controlled Subsidiary Investment features a loan-to-value (“LTV”) of 70.0%. The combined LTV ratio is the amount of the Luxe Senior Loan plus the amount of the Luxe Controlled Subsidiary Investment, divided by the appraised value of the Luxe Property. LTV is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The Luxe Property is a 300-unit, garden-style apartment property in Tampa, FL. As of May 4, 2021 rent roll, the property is 96.67% occupied. In the year leading up to our acquisition, economic occupancy averaged roughly 96%. The property was constructed in 2009, and the build is of wood frame construction.